CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 19, 2006

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement dated May 18, 2006 containing the Company’s interim results for the period ended February 28, 2006.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Chief Financial Officer

Dated: May 19, 2006

CITY TELECOM (H.K.) LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

INTERIM RESULTS

FOR THE SIX MONTHS ENDED 28 FEBRUARY 2006

HIGHLIGHTS

•	Revenues recorded at HK$583.5 million, down 0.5% year-on-year (yoy)

•	Revenue from fixed telecommunications network business grew by 16.8% to HK$363 million, is now our dominant revenue component contributing 62.2% of the Group’s total revenue

•	Total FTNS subscription base, including all registered paid and free, on-net and off- net subscriptions, increased by 3,000 to 634,000 during the six month period 28 February 2006

•	Operating loss narrowed from HK$24.4 million in 1H05 to HK$17.5 million in 1H06

•	EBITDA improved by 32.4%, from HK$82.7 million to HK$109.5 million

•	Increased interest expenses resulted in a net loss of HK$55.2 million

The Board of Directors of City Telecom (H.K.) Limited (the “Company” or “Board”) is pleased to present the consolidated profit and loss account for the six months ended 28 February 2006 and the consolidated balance sheet as at 28 February 2006 of the Company and its subsidiaries (the “Group”), which are unaudited and condensed.

CONSOLIDATED PROFIT AND LOSS ACCOUNT – UNAUDITED

FOR THE SIX MONTHS ENDED 28 FEBRUARY 2006

(Expressed in Hong Kong dollars)

		Six months ended 28 February
		2006		2005
	Note	$’000		$’000
				(restated)
Turnover	3	583,531		586,432
Other revenues		12,022		5,212
Network costs and cost of inventories	4	(167,454)		(190,469)
Other operating expenses		(445,615)		(425,612)

Operating loss		(17,516)		(24,437)
Finance costs		(43,181)		(10,396)

Loss before taxation	5	(60,697)		(34,833)
Tax benefit	6	5,523		469

Loss attributable to shareholders		(55,174)		(34,364)

Dividends	7	—		—

Basic and diluted loss per share	8	(9.0	)cents	(5.6	)cents

CONSOLIDATED BALANCE SHEET – UNAUDITED

AS AT 28 FEBRUARY 2006 AND 31 AUGUST 2005

(Expressed in Hong Kong dollars)

		28 February 2006	31 August 2005
	Note	$’000	$’000
			(restated)
Non-current assets
Goodwill		1,066	1,066
Fixed assets		1,432,901	1,336,543
Other financial assets		39,878	41,441
Derivative financial instrument		2,510	—
Long-term receivable and prepayment		12,815	13,099
Deferred expenditure		3,443	8,171

		1,492,613	1,400,320

Current assets
Accounts receivable		134,022	80,189
Other receivables, deposits and prepayments		62,528	78,758
Inventories		2,527	1,957
Deferred expenditure		11,500	12,960
Income tax recoverable		965	535
Derivative financial instrument		3,453	—
Pledged bank deposits		89,897	90,447
Term deposits		92,344	92,850
Cash and bank balances		293,557	539,591

		690,793	897,287

Current liabilities
Accounts payable		95,981	90,762
Other payables and accrued charges		163,376	223,208
Deposits received		15,773	15,510
Deferred service income		31,042	36,744
Income tax payable		580	1,728
Obligations under finance lease		1,206	1,194

		307,958	369,146

Net current assets		382,835	528,141

Non-current liabilities
Deferred tax liabilities		4,349	10,539
Long-term debt and other liabilities		945,926	947,289

		950,275	957,828

NET ASSETS		925,173	970,633

Capital and reserves
Share capital		61,412	61,412
Reserves	9	863,761	909,221

		925,173	970,633

Notes:

1	Basis of preparation and accounting policies

This unaudited condensed interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), including compliance with Hong Kong Accounting Standard (“HKAS”) 34, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The condensed interim financial report has been prepared in accordance with the same accounting policies adopted in the annual accounts for the year ended 31 August 2005, except for the accounting policy changes that are expected to be reflected in the annual accounts for the year ending 31 August 2006. Details of these changes in accounting policies are set out in note 2.

The preparation of the condensed interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

2	Changes in accounting policies

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (HKFRSs, which term collectively includes HKASs and Interpretation) that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group’s annual accounts for the year ending 31 August 2006, on the basis of HKFRSs currently in issue.

The HKFRSs that will be effective or are available for voluntary early adoption in the annual accounts for the year ending 31 August 2006 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of issuance of this condensed interim financial report. Therefore the policies that will be applied in the Group’s accounts for the year ending 31 August 2006 cannot be determined with certainty at the date of issuance of the interim financial report.

The following sets out further information on the changes in accounting policies for the annual accounting period beginning on 1 September 2005 which have been reflected in this condensed interim financial report.

(a)	Employee share option scheme (HKFRS 2, Share-based payment)

In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares in the Group. Upon the exercise of the options, the nominal amount of share capital and share premium were credited only to the extent of the option’s exercise price receivable.

With effect from 1 September 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the profit and loss account, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognised in capital reserve within equity. The fair value of the share options is measured at the date of grant.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.

Upon exercise of the options, related capital reserve is transferred to share capital and share premium. If the options lapse the related capital reserve is transferred directly to retained earnings.

The new accounting policy has been applied retrospectively with comparatives restated in accordance with HKFRS 2, except that the Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the recognition and measurement policies have not been applied to the following options:

(a)	all options granted to employees on or before 7 November 2002; and

(b)	all options granted to employees after 7 November 2002 but which had vested before 1 September 2005.

The amount charged to the profit and loss account as a result of the adoption of policy increased other operating expenses for the six months ended 28 February 2006 by $3,246,000, with the corresponding amount credited to capital reserve.

The adoption of this accounting policy retrospectively resulted in a) a decrease of $87,000 in the opening balance of the retained profits at 1 September 2004 and a corresponding increase in capital reserve; b) an increase in other operating expenses of $2,074,000 for the six months ended 28 February 2005 and a corresponding increase in capital reserve and; c) a decrease of $7,052,000 in the opening balance of the retained profits at 1 September 2005 and a corresponding increase in capital reserve.

(b)	Amortisation of positive and negative goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets)

In prior periods:

–	positive or negative goodwill which arose prior to 1 September 2001 was taken directly to reserves at the time it arose, and was not recognised in the profit and loss account until disposal or impairment of the acquired business;

–	positive goodwill which arose on or after 1 September 2001 was amortised on a straight line basis over its estimated useful life and was subject to impairment testing when there were indications of impairment; and

–	negative goodwill which arose on or after 1 September 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the profit and loss account as those expected losses were incurred.

With effect from 1 September 2005, in order to comply with HKFRS 3 and HKAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from 1 September 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill), a) the acquirer shall reassess the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the business combination and b) recognise immediately in profit and loss any excess remaining after the reassessment.

The new policy in respect of the amortisation of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts have not been restated and, the cumulative amount of amortisation as at 1 September 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the consolidated profit and loss account for the six months ended 28 February 2006. As a result of the adoption of this accounting policy, loss for the six months ended 28 February 2006 has decreased by $533,000.

Also in accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before 1 September 2001) will not be recognised in profit and loss account on disposal or impairment of the acquired business, or under any other circumstances. The Group did not have any goodwill taken directly to reserves.

The change in policy relating to negative goodwill had no effect on the accounts as no negative goodwill existed as at 31 August 2005.

(c)	Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)

With effect from 1 September 2005, in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting policies relating to financial instruments. Further details of the changes are as follows.

(i)	Debt securities

The Group’s investments in money market funds (included in other financial assets) have been carried at fair value since inception. At each balance sheet date, the net unrealised gains or losses arising from the change in fair value of debt securities are recognised in profit and loss account. Profits or losses on disposal of these investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account.

With effect from 1 September 2005, and in accordance with HKAS 39, debt securities are carried at fair value with changes in fair value recognised in profit and loss account. No adjustment arose from the adoption of the new policies for these securities because they have been carried at fair value prior to the adoption.

(ii)	Loans and receivable

The Group’s long-term bank deposit (included in other financial assets) has been carried at amortised cost calculated using the effective interest method since inception.

With effect from 1 September 2005, and in accordance with HKAS 39, loans and receivables that are non-derivative financial assets with fixed or determinable payments, and that are not quoted in an active market are included in current assets, except for maturities greater than 12 months after the balance sheet date. Financial assets classified under loans and receivables are carried at amortised cost using the effective interest method. The Group’s long-term bank deposit is classified as loans and receivables and is included in other financial assets. No adjustment arose from the adoption of the new policies for the long- term bank deposit because it has been carried at amortised cost prior to the adoption.

(iii)	Derivative financial instruments

Prior to 1 September 2005, derivative financial instruments entered into by management to hedge the interest rate risk of a recognised asset or liability or the foreign currency risk of a committed future transaction were recognised on an accruals basis with reference to the timing of recognition of the hedged transaction.

With effect from 1 September 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge are recognised in equity to the extent that the hedge is effective and until the hedged transaction occurs. Any changes in fair value of derivative financial instrument which do not qualify as cash flow hedges are recognised in profit or loss.

The adoption of this accounting policy retrospectively resulted in recognition of derivative financial instruments as assets of $6,608,000 on 1 September 2005 and a corresponding increase in the opening balance of retained profits at 1 September 2005. In addition, the adoption resulted in an increase in loss from change in fair value of derivative financial instruments of $646,000 for the six months ended 28 February 2006 and a corresponding reduction in derivative financial instruments at 28 February 2006.

(iv)	Financial liabilities

Prior to 1 September 2005, the Group’s 10-year senior notes payable (included in long- term debt and other liabilities) was initially measured at fair value (which is equivalent to the issuance price) less the amount of incidental issuance costs. After initial recognition, the senior notes were stated at amortised cost calculated at effective interest method.

With effect from 1 September 2005, and in accordance with HKAS 39, financial liabilities, other than those held for trading purposes or designated at fair value through profit or loss, are measured initially at fair value with transaction costs included in the initial measurement. Subsequent to initial recognition, financial liabilities are measured at amortised cost calculated using the effective interest method except for those liabilities a) measured at fair value through profit or loss and b) that arise when a transfer of a financial asset does not qualify for derecognition and therefore is accounted for using the continuing involvement approach. No adjustment arose from the adoption of this new accounting policy for the 10-year senior notes because they have been carried at amortised cost prior to the adoption.

3	Turnover and segment information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

(a)	Primary reporting format–business segments

The Group is organised on a worldwide basis into two business segments:

–	International telecommunications–provision of international long distance calls services

–	Fixed telecommunications network-provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	Six months ended 28 February 2006
	International telecommunications services	Fixed telecommunications network services	Elimination	Group
	$’000	$’000	$’000	$’000
Turnover

External sales	220,538	362,993	—	583,531
Inter-segment sales	2,834	16,496	(19,330)	—

	223,372	379,489	(19,330)	583,531

Segment results	37,478	(54,994)		(17,516)

Finance costs				(43,181)

Loss before taxation				(60,697)

	Six months ended 28 February 2005
	International telecommunications Services	Fixed telecommunications network services	Elimination	Group
	$’000	$’000	$’000	$’000
	(restated)	(restated)		(restated)
Turnover
External sales	275,706	310,726	—	586,432
Inter-segment sales	2,100	16,277	(18,377)	—

	277,806	327,003	(18,377)	586,432

Segment results	47,735	(72,172)		(24,437)

Finance costs				(10,396)

Loss before taxation				(34,833)

(b)	Secondary reporting format-geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate mainly in Hong Kong and Canada.

In presenting information on the basis of geographical segments, turnover and segment results are presented based on the geographical location of customers.

There were no sales between the geographical segments.

	Turnover six months ended		Segment results six months ended
	28 February 2006	28 February 2005	28 February 2006	28 February 2005
	$’000	$’000	$’000	$’000
		(restated)		(restated)
Geographical segments:

Hong Kong	573,249	574,303	(15,126)	(23,664)
Canada	10,282	12,129	(2,390)	(773)

	583,531	586,432	(17,516)	(24,437)

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a Fixed Telecommunications Network Services (“FTNS”) licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunications Authority (“TA”) and interconnection services have been provided, HKBN has been recognising interconnection services billed to mobile operators as revenue (“mobile interconnection charges”). As of 31 August 2005, substantially all of the mobile operators had not made any payments to HKBN since 2002 when HKBN started to bill for the mobile interconnection services.

The charges were determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection services between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited (“PCCW-HKT”). In May 2004, TA confirmed to HKBN that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant TA statements. In August 2004, TA agreed to make a determination (the “Determination”) under section 36A of the Telecommunications Ordinance to cover the level of mobile and fi xe d interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges.

According to the TA statement “Revision of Procedures for Making Determinations on the Terms and Conditions of Interconnection Agreements” dated 27 September 2001, the benchmark for determination processing time on “Complex Cases” is approximately six and a half months. This benchmark processing time passed without determination being made as of the date of issuance of the 2005 annual report. Therefore, the Group performed an assessment as at 31 August 2005 on the timing and the recoverability of these charges and determined that it was not able to provide a reasonable estimate on the timing of the completion of the determination process. Accordingly, the Group concluded that no revenue from the mobile interconnection charges billed to several mobile operators should be recognised for the year ended 31 August 2005.

In addition, as at 31 August 2005 the Group concluded that future mobile interconnection charges would be recognised as revenue on a cash basis or when the uncertainties no longer exist. Management also evaluated the collectibility of the receivables of $44,617,000 relating to mobile interconnection charges as at 31 August 2005 and determined that a full bad debt provision needs to be made due to the uncertainties about the timing of the collection and the long outstanding aging of the receivable balance.

During the six month period ended 28 February 2006, the following events have happened:

•	In late November 2005, HKBN entered into a contractual agreement with a mobile operator which agreed to pay mobile interconnection charges at an interim rate based on PCCW-HKT’s published rate of HK$0.0436 per occupancy minute. The final rate to be paid by this mobile operator will be adjusted based on the Determination issued by TA.

•	In December 2005, TA indicated that it would make a determination of the mobile interconnection charges by the end of April 2006.

•	In March 2006, TA issued a preliminary analysis on the Determination with respect to the rates of mobile interconnection charges (“preliminary rates”) payable by the mobile operator under dispute and the timing of the Determination. However, the final level of mobile interconnection charges is still subject to the Determination to be issued by TA.

Based on the above, management re-assessed its previous conclusions regarding revenue recognition for mobile interconnection charges for the year ended 31 August 2005 and the amount it expected to collect for billings outstanding through that date. As a result of the re-assessment, the Group recorded revenue related to mobile interconnection charges of $34,639,000 for the six months ended 28 February 2006 which comprises charges for the year ended 31 August 2005 previously not recognised due to the uncertainties existed at that time and charges for the current period, both of which were measured based on the preliminary rates from TA.

During the period, the Group also updated its assessment of the bad debt provision previously set up for mobile interconnection charges receivable as at 31 August 2005 and reduced the provision from $44,617,000 to $20,809,000.

4	Network costs and cost of inventories

Network costs and cost of inventories mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, production costs for the IP-TV service and cost of inventories sold, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews the actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 11 November 2005, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2003. In aggregate, an amount of $6,447,888 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2005.

On 19 November 2004, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2002. In aggregate, an amount of $31,688,696 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2004.

The actual contribution level for calendar year 2004 and 2005 is not yet confirmed by TA.

5	Loss before taxation

Loss before taxation is stated after crediting and charging the following:

	Six months ended
	28 February 2006	28 February 2005
	$’000	$’000
Crediting
Net exchange gains	2,333	120
Interest income	8,582	3,102
Gain on disposal of fixed assets	473	—
Unrealised gains on other financial assets	591	368

Charging
Interest on long-term bank loan and overdrafts	—	89
Interest on 10-year senior notes	43,152	10,307
Interest element of finance lease	29	—
Goodwill amortisation charge	—	533
Amortisation of deferred expenditure	6,794	6,136
Depreciation of owned fixed assets	135,138	109,747
Depreciation of fixed assets held under finance lease	450	—
Loss on disposal of fixed assets	—	62
(Write-back of provision)/provision for doubtful debts (Note)	(16,084)	9,119
Net losses on derivative financial instruments	646	—
Unrealised losses on other financial assets	27	55

Note:	The amount for the six months ended 28 February 2006 included write-back of provision for mobile interconnection charges receivables of $23,808,000 (note 3(c)).

6	Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the overseas countries in which the Group operates.

The amount of tax benefit recorded in the consolidated profit and loss account represents:

	Six months ended
	28 February 2006	28 February 2005
	$’000	$’000
Current taxation
– Hong Kong profits tax	39	—
– Overseas taxation	629	108
Deferred taxation relating to the origination and reversal of temporary differences	(6,191)	(577)

Tax benefit	(5,523)	(469)

7	Dividends

The Board does not recommend the payment of an interim dividend in respect of the period ended 28 February 2006 (2005: $ Nil).

8	Loss per share

	Six months ended
	28 February 2006		28 February 2005
	$’000		$’000
			(restated)
Loss attributable to shareholders	(55,174)		(34,364)

	Number of shares		Number of shares
	’000		’000
Weighted average number of shares	614,125		612,384

Basic and diluted loss per share (2005: as restated)	(9.0	)cents	(5.6	)cents

The number of shares used in the calculation of diluted loss per share is equal to the number of shares used to calculate basic loss per share as the incremental effect of share options conversion would be anti-dilutive in a loss-making period.

9	Reserves

	Share premium	Capital reserve	Retained profits	Exchange reserve	Total
	$’000	$’000	$’000	$’000	$’000
At 1 September 2005
– as previously reported	619,408	—	288,973	840	909,221
– prior period adjustment arising from changes in accounting policies under HKFRS 2 (note 2(a))	—	7,052	(7,052)	—	—

– as restated, before opening balance adjustment in respect of financial instruments	619,408	7,052	281,921	840	909,221
– opening balance adjustment in respect of financial instruments (note 2(c))	—	—	6,608	—	6,608

– as restated, after opening balance adjustment	619,408	7,052	288,529	840	915,829
Loss attributable to shareholders	—	—	(55,174)	—	(55,174)
Equity settled share–based transaction (note 2(a))	—	3,246	—	—	3,246
Exchange adjustments on translation of the accounts of subsidiaries	—	—	—	(140)	(140)

At 28 February 2006	619,408	10,298	233,355	700	863,761

	Share premium	Capital reserve	Warrant reserve	Retained profits	Exchange reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000
		(restated)		(restated)		(restated)
At 1 September 2004
– as previously reported	617,986	—	365	495,307	983	1,114,641
– prior period adjustment arising from changes in accounting policies under HKFRS 2 (note 2(a))	—	87	—	(87)	—	—

– as restated, after prior period adjustment	617,986	87	365	495,220	983	1,114,641

Realisation of outstanding warrant reserve upon warrant expiration	—	—	(18)	18	—	—
Equity settled share–based transaction (note 2(a))	—	2,074	—	—	—	2,074

Loss attributable to shareholders	—	—	—	(34,364)	—	(34,364)
Exercise of warrants	—	—	(347)	—	—	(347)
Premium on shares issued upon exercise of warrants	1,397	—	—	—	—	1,397
Exchange adjustments on translation of the accounts of subsidiaries	—	—	—	—	(121)	(121)

At 28 February 2005, as restated	619,383	2,161	—	460,874	862	1,083,280

FINANCIAL REVIEW

For the six months ended 28 February 2006, our revenues has slightly decreased to HK$583.5 million with strong growth in FTNS business by 16.8% to HK$363 million, offset by a 20% decline in International Telecommunications Services business (“IDD”) to HK$220.5 million. FTNS is now our dominant revenue component, contributing 62.2% of our total revenue.

Our operating loss narrowed from HK$24.4 million to HK$17.5 million, whereas our EBITDA improved from HK$82.7 million to HK$109.5 million, respectively for 1H05 and 1H06.

Interest expenses increased from HK$10.4 million in 1H05 to HK$43.2 million in 1H06 due to the full interim period impact of our 10-year senior notes issued in January 2005.

After the increased interest expenses, we reported a net loss of HK$55.2 million in 1H06 versus net loss of HK$34.4 million in 1H05.

LIQUIDITY AND CAPITAL RESOURCES

As at 28 February 2006, the Group had total cash position of HK$489.2 million and outstanding borrowing of HK$947.1 million. Our long term liability consists mainly of our 8.75% 10-year senior notes which amounted to HK$944.6 million. Our total cash position of HK$489.2 million, consisted of HK$385.9 million cash and bank balances, HK$89.9 million pledged bank deposits and HK$13.4 million long term bank deposits.

Our capital expenditure for this period was HK$234 million, higher than the HK$173 million incurred for same period last year. However, we expect that capital expenditure in the second half of this financial year will be lower than the first half. During the period under review, majority of capital expenditure, approximately HK$223.4 million, was invested in the local fixed telecommunications network. Our network development will require ongoing capital expenditure that will be met by internally generated cashflow and the proceeds from senior notes issued in January 2005.

The debt maturity profiles of the Group as at 28 February 2006 and 31 August 2005 were as follows:

	28 February 2006	31 August 2005
	HK$’000	HK$’000
Repayable within one year	1,206	1,194
Repayable in the second year	1,230	1,218
Repayable in the third to fifth year	104	723
Repayable after the fifth year	944,592	945,348

Total	947,132	948,483

At 28 February 2006, all outstanding borrowings are on fixed interest rate and are denominated in United States dollars or Hong Kong dollars.

The net debt to net assets gearing ratio of the Group for this period is 0.49 times which is calculated as below:

	28 February 2006	31 August 2005
	HK$’000	HK$’000
Net Debt (note (a))	457,915	210,055
Net Assets	925,173	970,633
Gearing (times)	0.49	0.22

note (a) Net of cash and bank balances, long term bank deposits, term deposits and pledged bank deposits

Charge on Group Assets

At 28 February 2006, the Group had bank facilities of US$9.0 million which was secured by a pledged deposit of US$9.9 million. In addition, an outstanding forward foreign exchange contract was secured by a pledged deposit of RMB3.2 million and certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by pledged deposits of HK$10.0 million (compared to pledged deposits of US$9.9 million, RMB4.7 million and HK$9.0 million as at 31 August 2005).

Exchange Rates

The Group’s foreign currency exposures mainly arise from its borrowings denominated in foreign currency and from purchase of goods and services of its overseas operations. The Group periodically reviews the potential costs and benefits of hedging, and when necessary, the Group mainly uses forward foreign exchange contracts to manage the currency exposure.

As at 28 February 2006, the Group has outstanding forward foreign exchange contracts on RMB forward purchases and US dollar forward purchases of approximately RMB105.0 million and US$13.4 million to hedge the foreign currency exposure.

Contingent Liabilities

As at 28 February 2006, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$6.3 million (31 August 2005: HK$6.2 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31 August 2005: HK$3.8 million).

BUSINESS REVIEW

FTNS

For the six months ended 28 February 2006, our total FTNS subscription base, including all registered paid and free, on-net and off-net subscriptions, increased by 3,000 from 631,000 as of 31 August 2005 to 634,000 as of 28 February 2006. The key driver of the increase was due to the launch of 2b global VOIP service during the period, which has offset the impact from aggressive competition within Hong Kong.

IDD

The structural decay in IDD continues unabated. IDD is often offered as part of a bundle of services which reduces its standalone profitability. Furthermore, technology competition by global VOIP operators such as Skype, offer free or very low cost IDD alternatives. Our IDD tariff volume fell from 484 million minutes in 1H05 to 406 million minutes in 1H06 and we expect this trend to continue.

PROSPECTS

We are here to build an infrastructure business for the long haul. Globally, we are seeing encouraging signs for increased Internet bandwidth demand driven by video applications. In US and in certain European countries, it is now possible to legally download current season television dramas; and some recent run hit movies have concurrent Internet and DVD release windows. We believe that our Metro Ethernet infrastructure provides a strong competitive advantage to benefit from structural bandwidth take-up.

Whilst the long term industry demand indicators are encouraging, we realize that we must run a highly efficient operation to be competitive against the larger operators in Hong Kong. The next 12-24 months will see intense focus on improving our customers’ total service experience and to reengineer our processes for service provisioning.

For the Group, we see telecommunications as more than just communications, rather we are investing in infrastructure that will empower Hong Kong for knowledge and growth.

EMPLOYEE REMUNERATION

Including the directors of the Group, as at 28 February 2006, the Group employed a total of 3,342 full-time employees. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, staff training programs and operates a share option scheme.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 28 February 2006, the Company has not redeemed any of its listed securities. In addition, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 28 February 2006, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules except as noted below:

Code A.2.1

This code stipulates that the division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

The Company has a practice of dividing the responsibilities between Chairman and Chief Executive Officer, and such division of responsibilities was set out in writing and formally adopted by the Board on 4 April 2006.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim financial report for the six months ended 28 February 2006. The Audit Committee comprises Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu who are the independent non- executive directors of the Company.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board
Eva Leung
Company Secretary

Hong Kong, 18 May 2006

“Please also refer to the published version of this announcement in South China Morning Post.”